SHU[redacted]N
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Gregory D. Grant+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehl[redacted]
William C. Dav
Patrick M. Mar
Sandy David Ba
Christine M. So
Michael L. Kabi
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman

Eric J. von Vorys
Michelle R. Curtis•
[redacted]
04045157
Golding+
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
Melissa G. Bernstein

Of Counsel
arry N. Gandal
onard R. Goldstein
chard P. Meyer°
lliam Robert King
ry A. Gordon•
vid E. Weisman
rrence Eisenberg
orah L. Moran
i L. Magyar
t D. Field
Special Counsel
Philip R. Hochberg
Maryland and D.C. except as noted:
+ Virginia also
° D.C. only
• Maryland only
† Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

September 23, 2004

SUPPL

RECEIVED
2004 SEP 29 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 23, 2004 Stock Exchange Announcement – Notification of Material Interest

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

dlw
9/29

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

PROCESSED
SEP 29 2004
THOMSON
FINANCIAL

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-50.doc
T:100104

REG-Electrocomponents Holding(s) in Company

RNS Number:2809D
Electrocomponents PLC
23 September 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF MATERIAL INTEREST

The Company has received a notification on 23 September 2004 from M&G Investment Management Limited, pursuant to Section 198-202 of the Companies Act, of its interests in the Ordinary Shares of 10p each ("shares") in the Company. The notification reflects recent changes within M&G Investment Management Limited, and includes the notifiable interests held by Prudential plc and The Prudential Assurance Company Limited.

The Company was informed that the notifiable interests of the Prudential plc are as follows:

Prudential plc - total notifiable interest 21,426,759 shares which represents 4.92% of the issued share capital of the Company.

Registered Holders	Holding of shares
M&G (Lombard) Noms FPE	59,871
MAGIN HSBC GIS Nom (UK) SALI	226,687
PRUCLT HSBC GIS Nom(UK) PAC AC	18,998,578
PRUCLT HSBC GIS Nom(UK) PPL AC	1,182,116
PRUCLT HSBC GIS Nom(UK) SAL AC	21,396
Prudential Holborn Pensions LD	2,386
Roy Nominees 578079	208,210
Roy Noms Ltd 578052	120,063
Roy Noms Ltd 578141	169,207
Roy Noms Ltd 578192	438,245
TOTAL	21,426,759

The Company was informed that the notifiable interests of the Prudential Assurance Company Limited are as follows:

The Prudential Assurance Company Limited - total notifiable interest 20,428,777 which represents 4.69% of the issued share capital of the Company and is included within the total holding of 4.92% held by Prudential plc detailed above.

Registered Holders	Holding of shares
MAGIN HSBC GIS Nom(UK) SALI	226,687
PRUCLT HSBC GIS Nom(UK) PAC AC	18,998,578
PRUCLT HSBC GIS Nom(UK) PPL AC	1,182,116
PRUCLT HSBC GIS Nom(UK) SAL AC	21,396
TOTAL	20,428,777

IT SHOULD BE NOTED THAT THE INTEREST OF THE PRUDENTIAL ASSURANCE COMPANY LIMITED IS INCLUDED IN AND IS NOT ADDITIONAL TO THAT OF PRUDENTIAL PLC.

CARMELINA CARFORA

Group Company Secretary

23 September 2004

END

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